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                                    ADDENDUM
                                       TO
                             STOCK OPTION AGREEMENT

                  The following provisions are hereby incorporated into, and are hereby made a part of, that certain Stock Option Agreement dated 2~ (the "Option Agreement") by and between Infoseek Corporation (the "Corporation") and 1~ ("Optionee") evidencing the stock option (the "Option") granted on such date to Optionee under the terms of the Corporation's 1996 Stock Option/Stock Issuance Plan, and such provisions shall be effective immediately. All capitalized terms in this Addendum, to the extent not otherwise defined herein, shall have the meanings assigned to them in the Option Agreement.

                        INVOLUNTARY TERMINATION FOLLOWING
                              CORPORATE TRANSACTION

                  1. Should there occur an Involuntary Termination of Optionee's Service within twelve (12) months following a Corporate Transaction in which the Option is assumed or replaced, then the Option (or replacement grant), to the extent outstanding at the time but not otherwise fully exercisable, shall automatically accelerate so that the Option shall immediately become exercisable for all the Option Shares at the time subject to the Option and may be exercised for any or all of those Option Shares as fully vested shares of Common Stock. The Option shall remain so exercisable until the earlier of (i) the Expiration Date of the option term or (ii) the expiration of the one (1)-year period measured from the date of such Involuntary Termination.

                  2. For purposes of this Addendum, an INVOLUNTARY TERMINATION shall mean the termination of Optionee's Service by reason of:

                           (i) Optionee's involuntary dismissal or discharge by the Corporation for reasons other than Misconduct, or

                           (ii) Optionee's voluntary resignation following (A) a change in Optionee's position with the Corporation (or Parent or Subsidiary employing Optionee) which materially reduces Optionee's level of responsibility, (B) a reduction in Optionee's level of compensation (including base salary, fringe benefits and participation in any corporate-performance based bonus or incentive programs) by more than fifteen percent (15%) or (C) a relocation of Optionee's place of employment by more than fifty (50) miles, provided and only if such change, reduction or relocation is effected by the Corporation without Optionee's consent.
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                  3. The provisions of Paragraph 1 of this Addendum shall govern the period for which the Option (or the replacement grant) is to remain exercisable following the Involuntary Termination of Optionee's Service within twelve (12) months after the Corporate Transaction in which the Option is assumed or replaced and shall supersede any provisions to the contrary in Paragraph 5 of the Option Agreement.

                  IN WITNESS WHEREOF, Infoseek Corporation has caused this Addendum to be executed by its duly-authorized officer, and Optionee has executed this Addendum, all as of the Effective Date specified below.

                                            INFOSEEK CORPORATION

                                            By:________________________________

                                            Title:_____________________________


                                            ___________________________________
                                            OPTIONEE


EFFECTIVE DATE: __________________, 199

                                       2.